GIOVANNI CARUSO Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

November 25, 2008

Larry Spirgel Assistant Director United States Securities and Exchange Commission Washington, D.C. 20549

Re:	Vector Intersect Security Acquisition Corp. Revised Preliminary Proxy Statement on Schedule 14A Filed: November 14, 2008 File No.: 000-52247

Dear Mr. Spirgel:

On behalf of our client, Vector Intersect Security Acquisition Corp., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) one complete electronic version of the Company’s revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with four marked and four clean courtesy copies of the Proxy Statement and all annexes filed therewith.

The Proxy Statement responds to the comments set forth in the Staff’s letter dated November 21, 2008 (the “Staff’s Letter”).

In order to facilitate your review of the Proxy Statement, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of the Proxy Statement.

Summary, page nine

The Acquisition, page 10

1.
We note your response to comment two from our letter dated November 7, 2008 and the revised disclosure on pages 13 to 14 that the 600,000 shares were purchased from a single seller on October 15, 2008 in a block transaction. Please clarify your disclosure to indicate whether the block trade occurred through the public markets. Additionally, we note that 600,000 shares would have constituted approximately 6.0% of your outstanding shares, but we have been unable to locate any corresponding change to the beneficial holdings disclosure in any revised proxy statement since October 15, 2008. Please advise as to the identity of the single seller and the need to revise your beneficial holdings disclosure or revise.

Larry Spirgel Assistant Director United States Securities and Exchange Commission November 25, 2008 Page 2

The disclosure on pages 13 and 43 has been revised in accordance with the Staff’s comments. The sale of the 536,000 shares to Vector was not reflected in the beneficial holdings disclosure because Azimuth Opportunity Fund, the seller of such shares, did not make made any beneficial ownership filings with the Commission on which the Company could base such disclosure. Millennium LP sold the additional 64,000 shares to Vector. The 600,000 shares were sold to Vector in a single block transaction by the two sellers.

2.
We note your response to comment two from our letter dated November 7, 2008 that the beneficial ownership tables do not include the 600,000 shares held in escrow because such shares are considered treasury shares. We note that, pursuant to the terms of the escrow agreement, such shares may eventually be placed with either the company or the investor, depending on the shareholder vote. Furthermore, pursuant to the amended subscription agreement with Catalyst, if the shares are distributed to Catalyst, they will be considered a "Public Stockholder" with the right to receive proceeds from the trust fund. Please provide an analysis supporting your view that these shares may currently be considered treasury shares since the transaction appears not to have been completed and their ultimate owner has not yet been determined.

In consultation with Delaware counsel, the Company has determined that  shares purchased by Vector would not be considered eligible to vote for purposes of the special meeting. Pursuant to interpretations of Section 160(c) of the Delaware General Corporation Law, the Company would not be able to vote any shares acquired with its funds, even if such shares were not considered treasury shares. Although not appropriately termed “treasury shares” (which term has been deleted from the Proxy Statement), such shares are treated in the same manner as treasury shares for voting purposes.

3.
We note your response to comment four from our letter dated November 7, 2008 and your revised disclosure on pages 21 and 35 that Vector will inform shareholders via current reports on Form 8-K of any arrangements or stock purchases made by Vector, Cyalume or their affiliates that are intended to increase the likelihood that the merger and related proposals are approved. Please revise to disclose when you will file such current reports on Form 8-K in relation to any purchases and whether you will do so before the shareholder meeting to vote on the transaction.

The disclosure on pages 21 and 35 has been revised in accordance with the Staff’s comments.

Larry Spirgel Assistant Director United States Securities and Exchange Commission November 25, 2008 Page 3

4.
We note your response to comment four from our letter dated November 7, 2008 and the revised disclosure on pages 21 and 35 that any Vector stock purchased by Vector will not be considered outstanding for purposes of the special meeting because they will be considered treasury shares and will therefore not be permitted to vote at the meeting. We also note your disclosure on page 13 that the purchase of the 600,000 shares by Vector does not affect the number of public stockholders required to approve the transaction. Please explain how these statements are consistent with the provisions of you certificate of incorporation regarding the vote required to approve a business combination. Also explain whether the 20% redemption limit will be calculated using the decreased number of outstanding IPO shares.

The disclosure on pages 13 and 43 has been revised to reflect that (i) the shares purchased by the Company and put in escrow reduces the number of Vector’s public stockholders that would be required to approve the transaction with Cyalume since the Company’s certificate of incorporation only requires a majority of the Company’s outstanding shares issued in its initial public offering to vote in favor of the transaction; and (ii) the number of shares that may be redeemed is not affected since that number is not based on the outstanding shares issued in the initial public offering, but is instead based on the total shares issued in the initial public offering, as is reflected in the Company’s certificate of incorporation by the failure to use the term “outstanding” when referring to the number of shares that could be redeemed.

5.
In addition, disclose whether your IPO prospectus disclosed the possibility that Vector itself would repurchase shares in the aftermarket to influence the outcome of the shareholder vote and how this would impact the shareholder vote and redemption limits, We note reference to the possibility that existing shareholders of Vector (defined as holders of Vector's common stock immediately prior to the date of its IPO prospectus) could potentially purchase in the aftermarket, but we note no disclosure that the company would do so itself.

The disclosure on pages 13, 21 and 43 has been revised in accordance with the Staff’s comments.

6.
We note your disclosure on pages 21 and 35 that Messrs. Eiton and Churchill or their affiliates may purchase shares using a $12 million bridge loan. Disclose whether Messrs. Eitan and Churchill or their affiliates bear any risk for payment of the bridge Loan or in connection with their share purchases. In this regard, disclose whether Vector will be the sole obligor under the bridge loan or whether Messrs. Eitan or Churchill or their affiliates will also be obligors or guarantors. Also disclose who is obligated to pay the fees on the bridge loan whether or not Vector shareholders approve the transaction with Cyalume. Explain why Vector will repurchase the shares after the closing of the transaction and for an amount required to repay the lender.

Larry Spirgel Assistant Director United States Securities and Exchange Commission November 25, 2008 Page 4

The disclosure on pages 21 and 35 has been revised in accordance with the Staff’s comments, and to explain that Vector is obligated to purchase the shares from its affiliate post transaction because the affiliate is acting as an intermediary for Vector’s benefit at the request of the lender.

7.
We note your response to comment four from our letter dated November 7, 2008 and the revised disclosure on pages 21 and 35 that, in the event members of Vector's management team purchase shares of Vector stock, such purchasers will be required to make publicly-available beneficial ownership filings. Please balance such disclosure with a description of how each member of management's filing obligations have been met thus far, including the date(s) of stock purchases, when such purchases have been reported on the required forms, and the timing requirements of each beneficial ownership filing.

The disclosure on pages 21 and 35 has been revised in accordance with the Staff’s comments. The Company notes that it has already indicated that it will file a Current Report on Form 8-K with respect to the purchases made by its affiliates, even though such persons are also required to make beneficial ownership filings.

Cyalume's Projections, page 58

8.
We note your response to comment eight from our letter dated November 7, 2008 that you have not disclosed certain information included in the Cyalume projections relating to expected costs, margin and projected units sold because you do not feel such information is material to investors since overall company expenses and other metrics are provided and such information would cause competitive harm to Vector. Please clarify whether the board considered this information to be material in evaluating the transaction with Cyalume and determining that the transaction is fair to Vector's shareholders and meets the 80% test. If it did, then please disclose the information so that shareholders can evaluate how the board reached its conclusions.

The disclosure on page 60 has been revised to reflect that the Company’s Board of Directors did not consider such information to be material to its analysis.

9.
We note your response to comment eight from our letter dated November 7, 2008 and the disclosure added to page 62 that Vector's board did not consider the differences between the two sets of projections in its determinations relating to fairness and the 80% test management believed the January 2008 assumptions were based on reasonable assumptions. Please revise your disclosure to further clarify the basis for the board's determination that the January 2008 assumptions were reasonable in light of its disclosure on page 68 that Vector's consultant, JSA Partners, found the lower, October 2007 Cyalume projections to be aggressive with respect to the 40 mm practice ammunition. If Vector's board discounted JSA's findings in this regard, please disclose the reasoning and the basis for its reliance on the JSA Partners Report in the other contexts noted in your revised proxy.

Larry Spirgel Assistant Director United States Securities and Exchange Commission November 25, 2008 Page 5

The disclosure on page 63 has been revised in accordance with the Staff’s comments.

10.
We note your response to comment eight from our letter dated November 7, 2008 and the disclosure added to page 62 that $6 million in revenues were projected in 2012 for a radiation detection project which has been delayed and Cyalume is not certain it will continue to develop. It appears that the projected revenue for the radiation project as disclosed on pages E-2 and E-4 is $10 million in 2012. Please advise or revise.

The disclosure on page 65 has been revised in accordance with the Staff’s comments.

11.
We note your response to comment eight from our letter dated November 7, 2008. Please explain the reference to September 2008 projections. We note the disclosure on page 90 that Cyalume expects to develop a new five-year forecast in late 2008. If Cyalume has developed new forecasts, consider whether the discussion of the board's conclusions based upon the January 2008 projections should be updated.

The response in the prior letter was incorrect in referencing “September 2008.” The reference should have been to “January 2008”. Cyalume has not yet developed a new five year forecast.

Satisfaction of 80% Test. page 59

12.
We note your response to comment nine from our letter dated November 7, 2008 and the deletion of the explicit statement from page 88 that management did not rely on projections after 2010. However, we also note the apparent ambiguity created by the revised disclosure throughout your revised proxy stating that Vector's board determined only that the projections through 2010 were possible (and silent on any projections after 2010). Please clarify whether Vector's board relied on projections for amounts after 2010.

Since ValueScope's opinion itself was based upon a review of Cyalume's projected profit and loss statements for the years 2008 through 2012, it is unclear how the board did not rely on any amounts specified in the projections after 2010 at the same time it relied upon ValueScope's opinion in determining that the 80% test was satisfied. Please advise and clarify your disclosure.

Larry Spirgel Assistant Director United States Securities and Exchange Commission November 25, 2008 Page 6

The disclosure on pages 61 and 93 have been revised to indicate that Vector’s Board of Directors relied on such projections.

13.
We note the added disclosure on page 62 that the January 2008 Cyalume projections included revenues from a radiation detection project which has now been delayed and Cyalume is not certain it will continue to develop. The projected combined revenues from. such project in the years 2009 through. 2012 was $23.5 million (pages E-2 and E-4) and, as such, it appears such projections could have had an impact on the forecasted net cash flows calculated by ValueScope over the ten-year period referenced on page 65. Please revise your disclosure to discuss whether the Vector board has considered such developments and their apparent resultant impact on projected revenue and the ValueScope opinion, which the board relied upon in reaching its conclusions.

The disclosure on page 64 has been revised in accordance with the Staff’s comments

Thank you for your time and attention to this filing. Should you have any questions concerning any of the foregoing please contact me at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso